UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission file number: 001-38639

111, Inc.

3-4/F, No.295 ZuChongZhi Road,

Pudong New Area

Shanghai, 201203

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENT

111, Inc. (the “Company”) has terminated the contractual arrangements between 1 Pharmacy Technology (Shanghai) Co., Ltd., a PRC subsidiary of the Company, and each of the Company’s variable interest entities, namely Guangdong Yihao Pharmacy Co., Ltd., Guangdong Yihao Pharmaceutical Chain Co., Ltd. and Shanghai Yaowang E-Commerce Co., Ltd., as well as their respective shareholders. As a result, the Company currently has direct equity control of these entities.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

111, INC.

Date:	March 1, 2022	By:	/s/ Junling Liu
			Name:	Junling Liu
			Title:	Chief Executive Officer